CanWest MediaWorks Inc.

Interim Management’s Discussion and Analysis

For the three months ended November 30, 2007 and 2006

January 10, 2008

 This Management Discussion and Analysis contains certain comments or forward-looking statements about our objectives, strategies, financial conditions, results of operations and businesses.  Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets we operate in, and on various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our 20F for the year ended August 31, 2007 filed by CanWest MediaWorks Inc. with the Securities and Exchange Commission in the United States (available on Edgar at www.edgar.com).  We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason

OVERVIEW

CanWest MediaWorks Inc. (“we, us or our”) is an international media company and is one of Canada’s largest media companies. We are Canada’s largest publisher of English language daily newspapers, and own, operate and/or hold substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, websites, and radio stations and networks in Canada, Australia, Singapore, Turkey, the United States and the United Kingdom.

Key Factors Affecting Segment Revenues and Operating Income  Television Broadcast  We have three television segments. Our Canadian television segment includes our television networks in Canada as well as our specialty channels. The CW Media television segment includes the operations of Canadian specialty television stations held by CW Media Holdings Inc. (“CW Media”), acquired in fiscal 2007 and currently being held in trust subject to receiving regulatory approval. In December 2007, we received conditional approval from the Canadian Radio-television and Telecommunications Commission (“CRTC”).  WE expect that we will satisfy the conditions and that the stations will come out of trust in our second quarter.  Our Australian television segment includes our interest in Ten Network Holdings Limited (“Ten Holdings”), which owns and operates Ten Television Network (“Network Ten”).

We generate the majority of our television revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television revenues less predictable than our publishing revenues.

Publishing

Our publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers, the National Post and The New Republic, as well as operation of the canada.com web portal and other web-based operations.  Our publishing revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers. Our newspaper and interactive advertising revenues are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines.  Circulation revenues are a function of the number of newspapers we sell and the average per copy prices we charge.

Radio

Our two radio segments consist of our radio operations in Turkey and the United Kingdom, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners.

Outdoor advertising

Our outdoor advertising segment consists of Network Ten’s wholly owned subsidiary, Eye Corp which generates revenue from the sale of out-of-home advertising. Eye Corp’s advertising revenues are a function of overall out-of-home advertising demand and rates. Eye Corp’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp’s displays.

Foreign currency effects

Our Australia, United States, United Kingdom and Turkey operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, United Kingdom Pound, United States dollar and New Turkish Lira, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect. During the first quarter, the Canadian dollar depreciated against the Australian dollar by 2% and the New Turkish Lira by 6% and appreciated against the United Kingdom Pound by 5% as compared to currency translation rates for the same period in the prior year.

Seasonality

Our advertising revenues are seasonal.  Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

CRITICAL ACCOUNTING ESTIMATES

Except as noted in the Changes in Accounting Policy section of this report, there are no significant changes in our critical accounting policies or estimates since August 31, 2007 as described in the Management Discussion and Analysis in our 2007 Annual Report.

CHANGES IN ACCOUNTING POLICY

On September 1, 2007, we adopted the CICA Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement”, 3861, “Financial Instruments – Disclosure and Presentation” and 3865, “Hedges”.  The adoption of these new standards resulted in changes in accounting for financial instruments as well as the recognition of certain transition adjustments that have been recorded in opening accumulated other comprehensive income (“AOCI”).   We adopted these standards at the beginning of the year retroactively and in accordance with the transitional provisions, the prior period balances have not been restated except for the presentation of the currency translation account which was adopted retroactively.  The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below.

Comprehensive Income

Section 1530 introduces comprehensive income, which represents the change in an entity’s net assets that results from transactions, events and circumstances related to sources other than the entity’s shareholders.  Comprehensive income consists of net earnings and other comprehensive income (“OCI”).  OCI is comprised of revenue, expenses, gains and losses that in accordance with GAAP are recognized in comprehensive income, but excluded form net income such as unrealized gains and losses on available-for-sale investments; unrealized gains and losses on self sustaining foreign operations and the effective portion of gains and losses on derivatives designated as cash flow hedges.

Equity

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of these standards, we have presented consolidated statements of comprehensive income for changes in these items during the period.  Cumulative changes in OCI are included in AOCI, which is presented as a new category within our equity on the consolidated balance sheets.

Financial Instruments – Recognition and Measurement and Financial Instruments – Disclosure and Presentation

These new standards prescribe when a financial instrument is to be recognized and derecognized from the balance sheet and at what amount these financial instruments should be recognized.  It also specifies how financial instrument gains and losses are accounted for.  Under these new standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables or available-for-sale and all financial liabilities must be classified as held-for-trading or other financial liabilities.  In addition, an entity has the option to designate certain financial assets or liabilities as held-for-trading or financial assets as available-for-sale on initial recognition or upon adoption of these standards, even if the financial instrument was not acquired or incurred for the purpose of selling or repurchasing it in the near term.

All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions.  After initial recognition, financial instruments should be measured at their fair values, except for financial assets classified as held-to-maturity or loans and receivables and other financial liabilities, which are measured at amortized cost using the effective interest method. Financial assets classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.  Amortization related to financial assets classified as held-to-maturity or loans and receivables and other financial liabilities is recorded in net earnings using the effective interest method.  Gains and losses related to financial assets and financial liabilities classified as held-for-trading are recorded in net earnings in the period in which they arise.  If a financial asset is classified as available-for-sale, the cumulative unrealized gain or loss is recognized in AOCI and recognized in earnings upon the sale or other-than-temporary impairment.

Upon adoption, our financial assets and financial liabilities were classified as follows:

•	Cash is classified as held-for-trading. Changes in fair value for the period are recorded as exchange gains (losses) in net earnings.

•
Accounts and other receivables, due from related parties and advances to regulated entities are considered loans and receivables and are initially recorded at fair value and subsequently measured at amortized cost.  Interest income is recorded in net earnings, as applicable.

•
Portfolio investments are classified as available-for-sale.  Accordingly, as at September 1, 2007, investments were decreased by $2.4 million and opening AOCI decreased by $2.4 million, net of future income taxes of nil, to recognize investments at fair value at transition. We apply trade date accounting for these investments.  Accordingly, portfolio investments are recognized by us on the day we commit to purchase and derecognized on the day we commit to sell.  Changes in fair value for the period are recorded in other comprehensive income.

•
Revolving credit facilities, bank indebtedness, accounts payable and accrued liabilities, broadcast rights payable, long term debt and puttable interest in subsidiary are considered other financial liabilities and are initially recorded at fair value and subsequently measured at amortized cost.  Interest expense is recorded in net earnings, as applicable.

The fair value of the short term financial assets and liabilities, which include cash, accounts and other receivables, bank indebtedness, accounts payable, accrued liabilities, broadcast rights payable, approximates their carrying value due to the short term nature of these financial assets and liabilities.

The fair values of portfolio investments with a quoted market price and traded in an active market are based on the closing quoted market price.  Such investments had a carrying value of $32.2 million (August 31, 2007 – $42.9 million) and a fair value of $32.2 million (August 31, 2007 – $40.6 million).  The carrying value of portfolio investments in private companies is $5.7 million (August 31, 2007 – $4.0 million).  The fair values of these investments are not materially different from the carrying value based on the most recent purchase transactions or comparable valuations.

The fair value of long term debt is estimated by discounting future cash flows using currently available rates for debt of similar terms and maturity or using market prices for publicly traded debt.  Long term debt has a carrying value of $3,276.5 million (August 31, 2007 – $3,427.70 million) and a fair value of $3,273.9 million (August 31, 2007 – $3,367.9 million).

The fair value of other long term liabilities, including broadcast rights payable, approximate their carrying value.

The fair value of foreign currency and interest rate swaps are based on the amount at which they could be settled based on estimated current market rates.  The foreign currency and interest rate swaps had a carrying value of $547.1 million (August 31, 2007 – $318.5 million) and a fair value of $547.1 million (August 31, 2007 – $417.2 million).

The new standards require all derivative financial instruments to be measured at fair value on the consolidated balance sheet, even when they are part of an effective hedging relationship.  An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is bifurcated from the host contract and accounted for as a derivative in the consolidated balance sheet, and measured at fair value.  Upon adoption, entities have the option to recognize as an asset or liability all embedded derivative instruments that are required to be separated from their host contracts or to select the beginning of a fiscal year ending no later than March 31, 2004 as its transition date for embedded derivatives.  We have selected September 1, 2002 as its transition date for embedded derivatives. As at September 1, 2007, we determined that we do not have any material outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading.  For other financial instruments, transaction costs are included with the related financial instrument on initial recognition and amortized using the effective interest rate method.  On September 1, 2007, transaction costs consisted of deferred financing costs of $57.4 million which have been reclassified as a reduction of the related long term debt.  Accordingly, other assets were decreased by $55.5 million and long-term debt was decreased by $57.4 million and opening retained earnings was decreased by $1.3 million, net of future income taxes of $0.6 million, to account for the measurement difference upon adoption of the effective interest rate method.

Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes.  It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1651 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

We have various derivative contracts outstanding, to manage interest rate and foreign currency risks, where there is corresponding debt outstanding that qualifies for hedge accounting under the provisions of Section 3865.  We have designated certain of these hedging relationships as a cash flow hedges and certain of these hedging relationships as fair value hedges.  We use these derivatives to manage the interest rate and foreign exchange risks associated with the related debt instruments.

Cash flow hedges

In a cash flow hedge, the effective portion of the change in fair value of foreign currency and interest rate swaps is recognized in OCI and reclassified to net earnings during the periods when the variability of the cash flows of the term loans affects net earnings. Cash flow hedges, in an effective designated relationship, are recorded on the balance sheet as interest rate and foreign currency swap liabilities on hedging activity and cash flows are classified in the same categories as the hedged item.  The ineffective portion is recognized in net earnings as interest expense.  Gains or losses are recognized in OCI and are reclassified into net earning in the same period in which the hedged item affects net earnings.  When payments are made on the underlying instruments, the realized portions of the amounts previously recognized in AOCI are reclassified to interest expense.  When the hedging item ceases as a result of maturity, termination or cancellation, then the amounts previously recognized in AOCI are reclassified to net earnings during the periods when the variability in the cash flows of the hedged item affects net earnings.  Gains and losses on the foreign currency and interest rate swaps are reclassified immediately to net earnings when the hedged item is sold or early terminated.  On adoption, as at September 1, 2007, foreign currency and interest rate swap liabilities were increased by $48.5 million, long term debt was decreased by $17.9 million, future income taxes were decreased by $9.9 million and opening AOCI was decreased by $21.0 million, to measure the foreign currency and interest rate swap at fair value on the consolidated balance sheet and the effective portion of the hedging relationship in AOCI.

During the three months ended November 30, 2007, $72.6 million was reclassified to the income statement from AOCI, representing foreign exchange losses on the notional amounts of the cash flow hedging derivatives.  These amounts were offset by foreign exchange gains recognized on the related to the carrying amount of the U.S. dollar denominated long term debt.

During the three months ended November 30, 2007, we reclassified $0.5 million from accumulated other comprehensive income to net earnings.  This amount has been recorded as a charge to interest expense and represents the effect of the swap on our interest expense.

Fair value hedges

The changes in fair value of fair value hedging derivatives are recorded in interest rate and foreign currency swap gains (losses) in the statement of earnings In addition, the changes in the fair value of the hedged risks (“basis adjustment”) of the hedged instrument are also recorded in interest rate and foreign currency swap gains (losses).  We amortize the basis adjustment when the hedged item ceases to be subject to a basis adjustment.  Fair value hedges, in an effective designated relationship, are recorded on the balance sheet as interest rate and foreign currency swap liabilities on hedging activity and cash flows are classified in the same categories as the hedged item.

As at September 1, 2007, foreign currency and interest rate swap liabilities on hedging activities were increased by $223.4 million, long term debt was decreased by $220.1 million related to the basis adjustment, future income taxes were decreased by $1.0 million and opening retained earnings was decreased by $2.3 million relating to the cumulative ineffectiveness of the fair value hedges.

During the three months ended November 30, 2007, we have increased the interest rate and foreign currency swap liabilities by $21.0 million, decreased long term debt by $18.9 million related to the basis adjustment and with a corresponding charge to interest rate and foreign currency swap gains (losses) of $2.1 million.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

During 2006, the AcSB issued CICA 1535, “Capital Disclosures”.  CICA 1535 requires that we disclose information that enable users of our financial statements to evaluate our objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  The new standard will be effective for us effective September 1, 2008.  We are currently considering the impacts of the adoption of such standards.

Inventories

The ACSB issued CICA 3031, “Inventories”, which we must apply for our fiscal year beginning on September 1, 2008.  CICA 3031 prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory.  Reversals of previous write-downs to net realizable value are permitted when there is a subsequent increase in the value of inventories.  The new standard will be effective for us September 1, 2008.  We do not expect the adoption of such standard to have a significant impact.

Financial Instrument Disclosures

The ACSB issued CICA 3862, “Financial Instrument ––Disclosures”, which we must apply for our fiscal year beginning on September 1, 2008.  CICA 3862 revises and enhances the current disclosure requirement related to financial instruments.  The additional disclosures include disclosures relating to the designation of each financial asset, assets held-for-trading, assets pledged for liabilities or contingent liabilities, allowance for credit losses, where an instrument has both liability and equity components and multiple embedded derivatives, accounting policies and the basis of measurement used in preparing the financial statements and qualitative and quantitative disclosures related to risks arising from financial instruments.  We plan to, and must, apply the new standard effective September 1, 2008.  We are currently considering the impacts of the adoption of such standards.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the three months ended November 30, 2007 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

OPERATING RESULTS

Introductory Note

•
Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit.   See note 16 to our interim unaudited consolidated financial statements.  Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

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Operating income before amortization.  We also discuss our consolidated operating income before amortization.  We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants.  Operating income before amortization is not a recognized measure of financial performance under GAAP.  Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance.  Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies.  A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure, is set forth below under “Reconciliation of Non-GAAP Financial Measures” section of this report.

For the Three Months Ended November 30, 2007

Following is a table summarizing segmented results for the period ended November 30, 2007 and November 30, 2006.  See note 16 to our unaudited interim consolidated financial statements:

	Revenue		Segment Operating Profit
	2007	2006(1)	2007	2006(1)
	$000	$000	$000	$000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Segments
Publishing	361,906	343,867	102,165	87,754
Television
Canada	210,792	207,896	32,250	37,681
CW Media	97,127	-	37,132	-
	307,919	207,896	69,382	37,681
Australia	242,336	215,860	103,505	86,697
	550,255	423,756	172,887	124,378
Radio
Turkey	3,564	3,385	1,584	1,190
United Kingdom	388	234	(1,290)	(823)
	3,952	3,619	294	367

Outdoor	42,287	35,528	3,142	5,026
Inter-segment revenue elimination	(1,538)	(1,913)	-	-
Restructuring			(11,645)	-
Corporate and other	-	-	(9,512)	(9,025)
	956,862	804,857	257,331	208,500
Less equity accounted affiliates(2)	(89,123)	-	(35,415)	-
Total revenue	867,739	804,857	-	-
Operating income before amortization			221,916 (3)	208,500 (3)
(1)      Revised to reflect the classification of our New Zealand Television and Radio segments as discontinued operations.
(2)      Elimination of the equity accounted assets held in trust.
(3)      See Reconciliation of Non-GAAP Financial Measures.

Consolidated Results

Revenues. Consolidated revenues of $868 million for the three months ended November 30, 2007, increased $63 million, or 8%, from $805 million for the three months ended November 30, 2006. Revenues for the three months ended November 30, 2007 reflects increases in all our operations with the international media operations increasing by 13%, Canadian television increasing by 1% and Publishing increasing by 5%. The increase in the international operations in part reflects the strengthening Australian dollar and New Turkish Lira against the Canadian dollar.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the three months ended November 30, 2007 increased $49 million or 8% to $646 million from $596 million for the same period of fiscal 2007. This increase reflects the restructuring expense related to the Canadian television and publishing operations and local currency expense increases in all our operations increased by the effect of the weakening Canadian dollar on conversion of operating expenses of our international operations.

Operating income before amortization. Consolidated operating income before amortization increased by $13 million, or 6%, to $222 million for the three months ended November 30, 2007 as compared to $209 million for the same period in fiscal 2007, including the $12 million increase in expenses related to restructuring activities. The increase in operating income before amortization reflects increases in our publishing, Australian television and Turkish radio segments partially offset by declines in our Canadian television and Outdoor segments.  The increase in operating income before amortization also reflects the impact of the weakening Canadian dollar on conversion of results of our international media operations. Utilizing the prior year’s currency translation rates in translating fiscal 2008 results to Canadian dollars would have decreased current year operating income before amortization by $2 million.

Amortization.  Amortization of intangibles was $2 million for the three months ended November 30, 2007 compared to $1 million for the same period of fiscal 2007, reflecting amortization of acquisitions made in fiscal 2007.  Amortization of property and equipment was $25 million for the three months ended November 30, 2007 compared to $22 million for the same period of fiscal 2007 reflecting acquisitions made in fiscal 2007.

Interest expense.  Interest expense was $82 million for the three months ended November 30, 2007 compared to $42 million for the same period of fiscal 2007, primarily reflecting an increased level of debt as a result of additional debt entered into in fiscal 2007 by CW Media, to finance the acquisition of its specialty television operations, and the Limited Partnership, to finance the repurchase of the 25.8% ownership interest owned by the CanWest MediaWorks Income Fund.   In addition, interest expense has increased by $3 million due to the adoption of new accounting policies whereby debt issuance costs are netted against the related long term debt and accreted into income as additional interest expense.

Accretion of long term liabilities.  For the three months ended November 30, 2007, we have recorded an accretion expense of $24 million as we have recorded certain long term liabilities at their present value which must be accreted to their estimated value over the term of these liabilities. This charge is primarily related to the Goldman Sachs puttable interest in CW Investments which is classified as a financial liability with an estimated accretion rate of 19.4%.

Interest income.  For the three months ended November 30, 2007, we recorded interest income of $16 million primarily related the interest earned on advances to regulated entities held in trust. This compared to income of $2 million for the same period of fiscal 2007.

Amortization of deferred financing costs. Amortization of deferred financing costs was nil for the three months ended November 30, 2007 compared to $2.4 million for the same period in fiscal 2007. This is the result of a change in accounting policy whereby the effect of these debt issuance costs is included in interest expense.

Interest rate and foreign currency swap gains / losses.  For the three months ended November 30, 2007, we recorded losses of $28 million to adjust the book value of certain swap instruments to fair value at the balance sheet date.  The losses include $26 million related to swaps that do not qualify for hedge accounting, primarily because the related debt has been settled and $2 million basis adjustment on swaps that qualify for hedge accounting.  This compared to gains of $9 million for the same period of fiscal 2007.

Foreign exchange gains / losses.  We recorded foreign exchange gains of $6 million for the three months ended November 30, 2007, $17 million relating to the foreign currency gains related to U.S. denominated debt that is not hedged and $3 million relating to our inter-company advances to our Turkish operations as a result of the strengthening New Turkish Lira relative to the Canadian dollar since August 31, 2007 offset by $12 million foreign currency losses on U.S. denominated inter-company advances to the equity accounted CW Media regulated entities. The foreign exchange gains relating to our inter-company advances to our Turkish operations are recognized for accounting on a current basis because the intention is that the inter-company loans will be repaid.

Income taxes. For the three months ended November 30, 2007 we recorded an income tax expense of $35 million. The effective tax rate was above the Company’s statutory rate of 33% as a result of adjustments in the income tax expense including: $1 million related to uncertain tax positions, $8 million related to non-deductible accretion expenses and $2 million related to non-deductible expenses offset by $4 million due to foreign income tax rates being lower than Canadian income tax rates.

Minority interest.  For the three months ended November 30, 2007, we recorded minority interest charges related to the 43% minority interest in Ten Holdings of $29 million.  The minority interest charge related to Ten Holdings increased by 15% as a result of increased net earnings.  There was no minority interest charges related to the Limited Partnership in the three months ended November 30, 2007 as the 25.8% minority interest was repurchased during fiscal 2007.  For the three months ended November 30, 2006, the minority interest charge related to the Limited Partnership was $16 million.

Interest in earnings of equity accounted affiliates.  For the three months ended November 30, 2007, we recorded interest in earnings of equity accounted affiliates of $20 million which was primarily related to CW Media’s assets being held in trust subject to regulatory approval.  Conditional regulatory approval was received in December 2007 and upon satisfaction of these conditions, the assets are expected to come out of trust during the second quarter.  These operations will be fully consolidated once they come out of trust.

Net earnings from continuing operations. Our net earnings from continuing operations for the three months ended November 30, 2007 were $39 million compared to $59 million for the same period of fiscal 2007.

Discontinued operations.  Net earnings from discontinued operations was nil for the three months ended November 30, 2007 compared to $7 million for the same period of fiscal 2007. The earnings in fiscal 2007 reflect nominal results of our two Canadian radio stations and our New Zealand television and radio segments that were sold during fiscal 2007.

Net earnings. Our net earnings for the three months ended November 30, 2007 were $39 million compared to $66 million for the same period of fiscal 2007.

Segmented Results

Publishing

Revenues. Revenues increased by $18 million, or 5%, to $362 million for the three months ended November 30, 2007 as compared to $344 million for the same period in fiscal 2007.  Advertising revenues increased by 6% as a result of growth in revenues from classified advertising, inserts, retail and national advertising.  While circulation volume declined by 3% for the three months ended November 30, 2007 as compared to fiscal 2007, circulation revenue increased by 1% as a result of higher average per copy prices. Circulation revenue as a percentage of total revenues for the publishing segment was approximately 18% for the three months ended November 30, 2007 and 2006.

Operating expenses. Operating expenses of the publishing segment increased by $4 million, or 1%, to $260 million for the three months ended November 30, 2007 as compared to $256 million for the same period in fiscal 2007.  This reflected higher payroll costs, caused by normal inflationary increases and increased distribution costs resulting from higher insert volumes and increased fuel and labour costs.  Newsprint pricing decreased by 17% while consumption increased by 1% for the three months ended November 30, 2007 compared to fiscal 2007.

Segment operating profit. Segment operating profit for the three months ended November 30, 2007 increased by $14 million, or 16%, to $102 million as compared to $88 million for the same period in fiscal 2007. The increase resulted from increased revenues discussed above.

Canadian television

Revenues. In total, revenues from our Canadian television operating segment of $211 million were approximately $3 million, or 1%, higher for the three months ended November 30, 2007 as compared to $208 million for the same period in fiscal 2007.

The increase in revenue for the Canadian television segment was primarily related to growth in advertising and subscriber revenue for our specialty channels. Subscriber revenues from our specialty channels increased by 8% for the three months ended November 30, 2007 as compared to fiscal 2007, due to a 7% increase in subscribers.

Operating expenses. For the three months ended November 30, 2007, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $179 million were $8 million, or 5%, higher than the prior year, primarily as a result of an increase in program amortization. The amount of this increase is partially due to timing, we expect program amortization expense increases will moderate over the remainder of the year.

Segment operating profit. The Canadian television segment operating income of $32 million for the three months ended November 30, 2007 was $5 million or 14% lower than fiscal 2007 as a result of the expense increases described above.

CW Media
We acquired the broadcast operations of CW Media on August 15, 2007.  As of November 30, 2007, the regulated broadcast operations of CW Media were in trust subject to final approval of the change of control by the CRTC.  While in trust, these operations have been accounted for on an equity basis.  During the three months ended November 30, 2007, revenues were $97 million and segment operating profit was $37 million, reflecting the strong specialty television market in Canada.

Australian television
Revenues. Segment revenues increased by 12% to $242 million for the three months ended November 30, 2007, from $216 million in the prior year. In local currency, revenues increased 11% for the three months ended November 30, 2007, reflecting Network TEN’s strong ratings. The effect of the strengthening local currency relative to the Canadian dollar added $4 million to revenue for the three months ended November 30, 2007.

Operating expenses. Segment operating expenses increased by $10 million, or 7%, to $139 million for the three months ended November 30, 2007 as compared to same period in fiscal 2007. This reflects a 6% increase in operating expenses in local currency, primarily as a result of investments in new programs and the costs related to the introduction of its new digital media strategy.

Segment operating profit. Segment operating profit increased by 19% to $104 million for the three months ended November 30, 2007, compared to $87 million for the same period of fiscal 2007.

Turkey radio
During the three months ended November 30, 2007, segment revenues increased by 5% to $4 million compared to the same period in fiscal 2007.  Segment operating profit increased 33% to $2 million for the three months ended November 30, 2007 compared to the same period in fiscal 2007.

United Kingdom radio
Our United Kingdom radio operations commenced on October 1, 2006 with the launch of Original 106 FM in the Solent region and in May 2007, we launched a second radio station in Bristol.  In October 2007, we launched our third radio station in Aberdeen.  We are also part of a consortium that was awarded a national digital mulitplex which will launch late this fiscal year, carrying our Original signal to a national digital audience.  During the three months ended November 30, 2007, segment revenues were less than $1 million and segment operating expenses were $2 million, resulting in a segment operating loss of $1 million.  These results are in line with our expectations for start-up operations.

Outdoor advertising

Revenue from our Outdoor advertising segment increased by 19%, or $7 million, to $42 million for the three months ended November 30, 2007 as compared to the same period in fiscal 2007. The increase reflected 17% growth in revenue in local currency driven by additional inventory as a result of acquisitions made in fiscal 2007. Our segment operating profit from the Outdoor advertising operations was $3 million for the three months ended November 30, 2007 as compared to $5 million in same period of fiscal 2007 due primarily to development costs arising from expansion activities.

Corporate and other
Corporate and other expenses was $10 million for the three months ended November 30, 2007 compared to $9 for the same period in fiscal 2006.

Restructuring
During the three months ended November 1, 2007, we announced that we were developing four state of the art broadcast centres to support the production needs of our local television stations and enable our programming to transition to high definition.  Over the next 18 months, we expect to have a net reduction in our workforce of 200 jobs relating to these changes.  In addition during the quarter, we initiated a change in the work flow for our publishing operations which will result in the centralization of certain functions.  The combined restructuring accrued to date for these initiatives is $12 million.  Further restructuring expenses will be accrued in the future as these projects progress further.  See note 5 of our unaudited interim financial statements.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS
For the three months ended (in thousands of dollars, except as noted)
	Nov 30, 2007	Aug 31, 2007	May 31, 2007	Feb 28, 2007
Revenue	867,739	678,649	738,093	643,683
Operating income before amortization	221,916	76,943	121,540	79,984
Net earnings (loss) from continuing operations	38,878	(53,024)	5,905	6,463
Net earnings	38,878	197,741	8,877	8,171
Cash flow from continuing operating activities	7,346	122,280	32,927	107,398
Cash flow from operating activities	7,346	131,615	38,486	115,007

	Nov 30, 2006(1)	Aug 31, 2006(1)	May 31, 2006(1)	Feb 28, 2006(1)
Revenue	804,857	610,408	687,064	600,217
Operating income before amortization	208,500	65,131	107,108	73,174
Net earnings (loss) from continuing operations	59,237	(11,239)	13,716	(17,193)
Net earnings (loss)	66,322	156,480	19,181	(14,602)
Cash flow from continuing operating activities	(28,836)	115,543	6,233	12,721
Cash flow from operating activities	(12,399)	126,572	11,043	23,176
(1)  Revised to reflect the classification of our New Zealand television and radio segments as discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Overview
Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our current anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategies. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facilities or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For fiscal 2008, we expect our major non-operating cash requirements to include capital expenditures of approximately $140 million and repayment of $10 million in principal payments on long-term debt due.  Of these amounts $80 million in capital expenditures will be made by our subsidiaries which are guarantors under our senior credit facilities. We expect to meet our cash needs for fiscal 2008 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At November 30, 2007, we had consolidated cash on hand of $103 million including $3 million of Limited Partnership cash, $24 million of CW Media cash and $63 million of TEN Holdings cash.  A substantial portion of the CW Media cash will be utilized to pay transaction and restructuring costs.  In addition, we had cash of $42 million in the equity accounted CW Media regulated entities that is not included in the consolidated cash in the quarter.  We had cash flow from operating activities of continuing operations of $7 million for the three months ended November 30, 2007.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $122 million at November 30, 2007. Network Ten had unused borrowing capacity of A$480 million under its credit facilities at November 30, 2007.  The Limited Partnership has an additional $164 million available under its credit facilities and CW Media had $50 million available under its credit facility at November 30, 2007.

Uses of Funds

Capital Expenditures

In the first three months of fiscal 2008, our capital expenditures amounted to $28 million.  Of these capital expenditures, $13 million were made by our subsidiaries which are guarantors under our senior credit facilities. For the remaining of fiscal 2008, we expect our capital expenditures to be approximately $112 million of which approximately $67 million will relate to our subsidiaries which are guarantors under our credit facilities.

Investment Activities

On December 20, 2007, we received conditional approval from the CRTC related to our acquisition of Alliance Atlantis’ broadcast operations, currently held in trust.  We have 45 days to submit additional documentation to satisfy the conditions and currently expect these operations to come out of trust during the second quarter. The CRTC has increased the required benefit obligation by $14 million to $151.3 million which must be spent over a seven year period commencing when the channels come out of trust.  We expect to fund the CRTC benefit obligations primarily using cash on hand and cash flow from operations of CW Media. Approximately 10% of the benefits will be directed to social benefits payable by CW Media to third parties, approximately 10% will be funded by the CanWest conventional television related to news and public affairs programming, the remaining 80% will be directed to incremental production of Canadian programming by CW Media which may be aired on its channels.

Distributions

Our Australian operations make distributions twice annually.   In July 2007, the Network Ten distributed $33 million, $19 million to us and $14 million to other shareholders and in December, 2006, they distributed $75 million, $42 million to us and $33 million to other shareholders.  In December 2007, Ten Holdings announced a dividend of A$0.10 payable in January 2008 which will result in a dividend to us of A$52 million.  The Limited Partnership makes monthly distributions.  During the three months ended November 30, 2007, we received $30 million in distributions form the Limited Partnership.

Debt

General

Effective September 1, 2007, we were required to adopt new accounting policies for financial instruments. The adoption of these policies has impacted the presentation of debt and related interest rate and foreign currency swaps. The following table sets out the debt outstanding at November 30, 2007, which is translated at November 30, 2007 foreign currency exchange rates and includes debt issuance costs. Previously debt as presented in our financial statements excluded debt issuance costs, which were recorded in other assets, and included the effect of foreign currency swap arrangements.

	Balance at November 30, 2007 foreign exchange rates		Debt issuance costs, net of debt premium	Balance as at November 30, 2007	Balance as at August 31, 2007(1)
CanWest MediaWorks Inc.:
Senior secured credit facility	89,639		-	89,639	-
Senior subordinated notes	732,235	(2)	11,322	743,557	829,800
	821,874		11,322	833,196	829,800
CCanWest MediaWorks Limited Partnership:
Secured credit facilities	804,240		(8,890)	795,350	841,170
Senior subordinated unsecured credit facility	75,000		(909)	74,091	75,000
Senior subordinated unsecured notes	400,320		(9,703)	390,617	422,480
	1,279,560		(19,502)	1,260,058	1,338,650
CW Media Holdings:
Senior credit facility	446,786		(13,380)	433,406	471,518
Senior unsecured notes	309,802		(8,729)	301,073	315,429
	756,588		(22,109)	734,479	786,947
The Ten Group PTY Limited:
Bank loan A$220,000 (Aug. 31, 2007 – A$245,000)	194,788		-	194,788	211,043
Senior unsecured notes US$125,000 (Aug .31, 2007 – US$125,000)	121,217	(2)	-	121,217	132,050
Senior notes A$150,000 (Aug. 31, 2007 – A$150,000)	132,810		-	132,810	129,210
	448,815		-	448,815	472,303
Effect of foreign currency swaps	-		-	-	170,757
	3,306,837		(30,289)	3,276,548	3,598,497

(1) The balances as at August 31, 2007 include the impact of the debt premium but excluded transaction costs.
(2)  These balances have been decreased to include an adjustment for the fair value hedges of $29 million for the senior subordinated notes and $4 million for the senior unsecured notes.

Credit Facilities

Our credit facility matures in October 2010, is subject to certain restrictions and bears interest at banker’s acceptance rates plus an applicable margin.  This facility is secured by substantially all our directly held assets, including the assets of our Canadian television operations and the National Post, partnership units of the Limited Partnership, and shares of Ten Holdings.  As at November 30, 2007, we have drawn $90 million on this facility and we have $122 million, net of letters of credit of $39 million, available under this facility.

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swaps below a prescribed threshold.  In addition, there are prescribed thresholds with individual counterparties.  Under our credit facility, the threshold is $500 million.  During the three months ended November 30, 2007, we were required to make $18 million of recouponing payments of which $13 million was applied to overhanging swaps and $5 million was applied to hedging swaps.  As at November 30, 2007, the fair value of these interest rate swaps were $344 million.  Further strengthening of the Canadian currency and/or changes in interest rates may result in further prepayment requirements.

Total leverage as calculated under CanWest MediaWorks Inc.’s credit facility was 5.37 times cash flow for debt covenant purposes for the 12 months ended November 30, 2007, compared to a covenant of 6.00 times.   The debt used in calculating the total leverage is $1,059 million which includes the debt at swapped rates, excluding debt issuance costs and outstanding letter of credits of $39 million.

The Limited Partnership has a senior secured credit facility and unsecured debt.  The senior secured credit facility, which is secured by substantially all the assets of the Limited Partnership, consists of a $250 million revolving term loan, a $265 million non-revolving term loan, and a US$466 million term loan. As at November 30, 2007, the Limited Partnership had fully drawn on its term loan facilities and had drawn $75 million on its revolving term credit facility.  The unsecured facilities consist of $75 million senior subordinated unsecured credit facility and US$400 million in senior subordinated notes.  These unsecured facilities rank junior to the senior credit facility and are guaranteed by certain of the Limited Partnership’s subsidiaries.

Ten Holdings has an unsecured credit facility in the amount of A$700 million of which A$220 million was drawn as at November 30, 2007.  In addition, Ten Holdings had senior unsecured notes in the amount of US$125 million and A$150 million.

CW Media has a senior secured credit facility, which is secured by substantially all the assets of CW Investments, in the amount of $50 million revolving term loan and a US$446 million term loan.   As at November 30, 2007, CW Media had not drawn upon the $50 million revolving term loan and had fully drawn the amount allowed under the term loan.  CW Media also has a senior unsecured interim loan in the amount of US$299 million.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross-currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

As at November 30, 2007, with the exception of CW Media Senior Unsecured Interim Loans, we have fully hedged the currency exposure on our U.S. dollar denominated debt.

There have been no change in the purpose or terms of the financial instruments during the three months ended November 30, 2007.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of November 30, 2007, our total outstanding swap contracts were in a net unrealized loss position of $547 million.

INDUSTRY RISKS AND UNCERTAINTIES

Our risks and uncertainties have not materially changed from those described in our 20F for the year ended August 31, 2007 filed by CanWest MediaWorks Inc. with the Securities and Exchange Commission in the United States (available on Edgar at www.edgar.com).

OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In connection with the disposition of assets, we have provided customary representations and warranties that range in duration.  In addition, as is customary, we have agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters.  We are unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

In connection with the acquisition of Alliance Atlantis, we and Goldman Sachs Capital Partners (“Goldman Sachs”) entered into an indemnity agreement dated August 15, 2007 (the "Indemnity Agreement") and a shareholders agreement dated August 15, 2007 (the "Shareholders Agreement") governing the manner in which the affairs of CW Investments would be conducted.  Pursuant to the Indemnity Agreement, we have agreed to indemnify Goldman Sachs with respect to certain representations contained in the Indemnity Agreement and the Shareholders Agreement for an amount not to exceed $125 million and subject to a $25 million damages threshold and a $25 million deductible.  The indemnity provided by us will terminate on the delivery of certain audited annual financial statements relating to CW Media and in any event no later than May 31, 2012 (the "Survival Date").  Also, Goldman Sachs agreed to indemnify us with respect to their representations contained in the Shareholders Agreement for an amount not to exceed $65 million and subject to a to a $25 million damages threshold and a $25 million deductible. The indemnity provided by Goldman Sachs will also terminate on the Survival Date.

Additionally, CW Media entered into an agreement dated August 15, 2007 (the “Separation Agreement”) pursuant to which, certain of the parties to the Separation Agreement agreed to indemnify CW Media in respect of specified liabilities, including certain tax liabilities, and in some cases, on a joint and several basis.  As at August 31, 2007, we have recorded income tax liabilities of $20.3 million which according to the terms of this agreement will be recoverable from other parties to the Separation Agreement if and when the liabilities are realized.  The Company has recorded accounts receivable in this amount.

RELATED PARTY TRANSACTIONS

We made operating lease payments of $0.8 million to our parent company and affiliated companies for the three months ended November 30, 2007 (2006 - $0.8 million), which are included in selling, general and administrative expenses.  In addition, during the three months ended November 30, 2007 we have paid $0.3 million (2006 – nil) of building development expenses to this company.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of net earnings to operating income before amortization, a non-GAAP measure:

	For the three months ended November 30,
	2007	2006 (Revised)(1)

Net earnings	38,878	66,322
Amortization	27,487	23,483
Interest and other financing expenses	82,259	44,459
Accretion of long term liabilities	23,881	-
Interest rate and foreign currency swap (gains) losses	27,759	(8,779)
Investment gains, losses, interest and dividend income	(16,312)	(1,590)
Foreign exchange gains	(6,081)	(2,877)
Income from discontinued operations	-	(7,085)
Provision for income tax expense	35,202	53,326
Interest in earnings of equity accounted affiliates	(19,836)	(363)
Minority interests	28,679	41,179
Realized currency translation adjustments	-	425
Operating income before amortization	221,916	208,500

(1)	Revised to reflect the classification of our New Zealand Television and Radio segments as discontinued operations (see note 9 to our unaudited interim consolidated financial statements).